08031701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

Mail Processing Section FEB 27 2008 Washington, DC 106

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Connecticut Avenue
(No. and Street)

Norwalk (City) CT (State) 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald S. Rumery 203-299-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 01 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 1700
2100 Market Street (Address) Philadelphia (City) PA (State) 19103-7042 (Zip Code)

RECD S.E.C. FEB 27 2008 505

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Securities and Exchange Commission RECEIVED FEB 27 2008

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Office of Compliance Inspection and Examinations

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XD 3/12/08

OATH OR AFFIRMATION

I, Donald S. Rumery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Subscribed and sworn to before me this 21 day of February, 20 08

Steven M. Pires

NOTARY PUBLIC

MY COMMISSION EXPIRES 3.3/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Auditor's Report on the Study and Evaluation of Internal Control.

X (p) Exemptive Provision under rule 15c3-3.

Managers Distributors, Inc.

(a wholly-owned subsidiary of Managers Investment Group LLC)

Financial Statements and Supplemental Information

December 31, 2007 and 2006

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Index
December 31, 2007 and 2006

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors of
Managers Distributors, Inc.:

In our opinion, the accompanying balance sheets and the related Statement of Operations, Changes in Shareholder's Equity and Cash Flows present fairly, in all material respects, the financial position of Managers Distributors, Inc. (the "Company") at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchanged Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
February 5, 2008

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 1,406,122	$ 1,073,565
Due from related parties (Note 5)	296,592	358,641
Prepaid expenses and other current assets	301,926	66,980
Total assets	$ 2,004,640	$ 1,499,186
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$ 180,395	$ 122,876
Broker-dealer fee payable	63,259	137,670
Due to related parties (Note 5)	50,000	158,906
Accrued income taxes	201,666	-
Other	1,282	-
Total liabilities	$ 496,602	$ 419,452
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2007 and 2006)	$ 10	$ 10
Paid-in capital	129,990	129,990
Retained earnings	1,378,038	949,734
Total shareholder's equity	1,508,038	1,079,734
Total liabilities and shareholder's equity	$ 2,004,640	$ 1,499,186

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Revenue (Note 5)	$ 2,107,740	$ 1,803,641
Cost of revenue	(1,108,300)	(1,329,813)
Total net revenue	999,440	473,828
Expenses		
Allocable cost from Parent (Note 5)	108,000	113,595
Office general and administrative	34,975	41,844
NASD fees	115,757	108,446
Advertising, promotion and printing	-	2,687
Professional fees	89,205	43,550
Total expenses	347,937	310,122
Income from operations	651,503	163,706
Investment income	56,938	46,200
Income before income taxes	708,441	209,906
Provision for income taxes	(280,137)	(83,518)
Net income	$ 428,304	$ 126,388

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2007 and 2006

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 10	$ 129,990	$ 823,346	$ 953,346
Net income	-	-	126,388	126,388
Balance, December 31, 2006	10	129,990	949,734	1,079,734
Net income	-	-	428,304	428,304
Balance, December 31, 2007	$ 10	$ 129,990	$1,378,038	$ 1,508,038

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows provided by operating activities		
Net income	$ 428,304	$ 126,388
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Increase (decrease) in amounts payable and other liabilities	(124,516)	97,509
Increase (decrease) in accrued income taxes	201,666	(75,764)
(Increase) decrease in accounts receivable	62,049	(205,801)
Decrease (increase) in prepaid expenses and other current assets	(234,946)	23,920
Net cash (used in) provided by operating activities	332,557	(33,748)
Cash flows used in investing activities	-	-
Cash flows used in financing activities	-	-
Net (decrease) increase in cash and cash equivalents	332,557	(33,748)
Cash and cash equivalents		
Beginning of year	$ 1,073,565	$ 1,107,313
End of year	$ 1,406,122	$ 1,073,565

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Managers Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is incorporated under the Laws of Delaware. The Company's principal business activity is to act as a distributor of Managers Investment Group LLC's (the "LLC") family of funds (the "Funds") known as Managers.

The Company is a wholly-owned subsidiary of the LLC, an independently-managed subsidiary of Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue

The Company earns its revenue from the distribution of mutual funds. The Company earns 12b-1 fees, underwriter's commissions and contingent deferred sales charges. The 12b-1 fees are calculated based on various rates depending on the assets of a particular class of mutual fund shares. Contingent deferred sales charges are earned from mutual fund shareholders at varying rates ranging from 1% to 5%, depending on the class of mutual fund shares, determined at the shareholder's redemption date. Any dealer re-allowance fees related to the sale of B & C class shares of the Funds are expensed as incurred. The Company also earns distribution revenue from the LLC, as further described in Note 5.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market funds, to be cash equivalents.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which exceed the federally insured limit of $100,000 per institution. The Company also maintains investments in money market funds, which are not federally insured.

New Accounting Standards

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for liabilities related to tax return positions that may be deemed to be uncertain. The Company does not have any material uncertain tax positions as defined by FIN 48, accordingly, there was no impact on the Company's financial statements in adopting FIN 48.

3. Income Taxes

A summary of the provision for income taxes is as follows:

	2007	2006
Current		
Federal	$ 247,954	$ 73,695
State	32,183	9,823
	$ 280,137	$ 83,518

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $881,786 of which $848,680 was in excess of the minimum net capital required of $33,106. As of December 31, 2006, the Company had net capital of $634,858, of which $606,895 was in excess of the minimum net capital required of $27,963. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1 as of December 31, 2007, and was 0.66 to 1 as of December 31, 2006.

5. Related Party Transactions

The Company provides distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust II. The Company pays distribution platform fees on behalf of the Funds, which are reimbursed by the LLC. Pursuant to a services agreement between the Company and the LLC, the LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The fee revenue from the LLC totaled approximately $252,000 and $206,000 in 2007 and 2006, respectively.

The LLC assumes certain of the Company's direct and indirect overhead expenses such as occupancy, telephone, administrative and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC. The LLC pays these costs and allocates a representative portion of those costs to the Company. The allocated costs totaled approximately $108,000 and $114,000 in 2007 and 2006, respectively, and are included in the statement of operations as allocable cost from parent.

The Company invests cash in the Managers Money Market Fund, to which the LLC provides administrative and shareholder services. As of December 31, 2007 and 2006, the Company had approximately $1,289,000 and $887,000, respectively, in the Managers Money Market Fund, which is included in cash and cash equivalents on the balance sheet. Investment income earned on those investments totaled approximately $57,000 and $46,000 in 2007 and 2006, respectively.

Supplemental Information

Managers Distributors, Inc.

Schedule I

(a wholly-owned subsidiary of Managers Investment Group LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Computation of Net Capital	
Total shareholder's equity	$ 1,508,038
Deduct non-allowable assets for net capital	(598,518)
Other deductions and/or charges	-
Net capital before haircuts on securities positions	909,520
Haircuts on securities positions	(27,734)
Net capital	$ 881,786
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ 496,602
Total aggregate indebtedness	$ 496,602
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 33,106
Net capital in excess of requirement	848,680
Net capital	$ 881,786
Excess net capital at 1000%	$ 852,125
Ratio of aggregate indebtedness to net capital	0.56 to 1

There are no differences between the computation of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated January 16, 2008.

Managers Distributors, Inc.

Schedule II

(a wholly-owned subsidiary of Managers Investment Group LLC)

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The operations of the Corporation are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Board of Directors of
Managers Distributors, Inc.:

In planning and performing our audit of the financial statements of Managers Distributors, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

PRICEWATERHOUSECOOPERS

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Philadelphia, PA
February 05, 2008

END